

Mail Stop 4631

May 12, 2011

via U.S. mail and facsimile

Reed N. Brimhall, Chief Accounting Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, California 94111-2728

      RE: URS Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed February 28, 2011
               File No. 1-7567

Dear Mr. Brimhall:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. Please amend your fiscal year Form 10-K in full to address each of the following:
    - Please identify the framework used to evaluate the effectiveness of your internal control over financial reporting in your Item 9A disclosures. Please refer to Item 308(a)(2) of Regulation S-K for guidance.
    - Please reference the correct filing in your 302 certifications in Exhibits 31.1 and 31.2. Please refer to Item 601(b)(31) of Regulation S-K for guidance.

    Please note that an amendment for these omissions/errors requires the inclusion of all parts and items in the Form 10-K to be included. Please provide investors with an explanation for the amendment prior to Part I of the Form 10-K. Please ensure that your 302 and 906 certifications reference the amended Form 10-K and have an updated date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3768, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Cash
Accounting Branch Chief